FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of OCTOBER , 2001
                                         ---------

                              Hilton Petroleum Ltd.
                 (Translation of registrant's name into English)

                                    000-30390
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                       Form 20-F    X    Form 40-F
                                  -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.
                            Yes         No   X
                                 -----     -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  Hilton Petroleum Ltd.
                                                  ------------------------------
                                                  (Registrant)

Date       October 24, 2001                       By  /s/ "Nick DeMare"
           ----------------------                 ------------------------------
                                                  Nick DeMare
                                                  Director
                                                  (Signature)*

     *Print the name and title of the signing officer under his signature.

                              HILTON PETROLEUM LTD.




                             ANNUAL INFORMATION FORM



                               September 30, 2001

                             ANNUAL INFORMATION FORM
                              HILTON PETROLEUM LTD.
                                TABLE OF CONTENTS

                                                                            Page

TABLE OF CONTENTS..............................................................i

PRELIMINARY NOTES.............................................................ii

CURRENCY EQUIVALENTS..........................................................ii

DEFINITIONS ..................................................................ii

1.   INCORPORATION ............................................................1
         Corporate Structure...................................................1
         Subsidiaries..........................................................2

2.   GENERAL DESCRIPTION OF THE BUSINESS.......................................3

3.   NARRATIVE DESCRIPTION OF THE BUSINESS.....................................3
     The Prospects.............................................................3
         East Lost Hills Prospect and San Joaquin Joint Venture ...............3
         Mississippi Properties................................................8
         Regional California...................................................8
         Other Properties......................................................9
     Oil and Gas Reserves.....................................................10
     Acreage..................................................................10
     Productive Oil and Gas Wells.............................................11
     Volumes, Prices and Production Costs.....................................11
     Employees................................................................11
     Risk Factors.............................................................12

4.   SELECTED CONSOLIDATED FINANCIAL INFORMATION..............................16

5.   MANAGEMENT'S DISCUSSION AND ANALYSIS.....................................17
         Overview.............................................................17
         Results of Operations................................................17
              Year Ended May 31, 2001 Compared to Year Ended May 31, 2000.....18
              Year Ended May 31, 2000 Compared to Year Ended May 31, 1999.....19
              Liquidity and Capital Resources.................................20

6.   MARKET FOR SECURITIES....................................................21

7.   DIRECTORS AND OFFICERS...................................................22

8.   ADDITIONAL INFORMATION...................................................24

                             ANNUAL INFORMATION FORM

                              HILTON PETROLEUM LTD.



                                PRELIMINARY NOTES


All financial information in this Annual Information Form is prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").

                              CURRENCY EQUIVALENTS

All dollar amounts are expressed in United States dollars unless otherwise indicated. The Company's accounts are maintained in United States dollars. The following table sets forth the exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past five fiscal years.


Fiscal Year                                              Average            Low - High         Fiscal Year End
-----------                                              -------            ----------         ---------------

June 1, 1996 - May 31, 1997                               0.7315          0.7145 - 0.7513           0.7247
June 1, 1997 - May 31, 1998                               0.7064          0.6832 - 0.7305           0.6863
June 1, 1998 - May 31, 1999                               0.6613          0.6341 - 0.6891           0.6791
June 1, 1999 - May 31, 2000                               0.6790          0.6607 - 0.6969           0.6677
June 1, 2000 - May 31, 2001                               0.6593          0.6333 - 0.6831           0.6468


Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

The noon rate of exchange on September 28, 2001, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was Cdn.$1.5797 (U.S.$0.6330 = Cdn. $1.00)

                                   DEFINITIONS



The following are definitions of certain abbreviations used in this Annual Information Form:


anticlines                    Underground  mountain-shaped  strata  covered with
                              caprock or an impervious layer.

BBL or barrel                 34.972 Imperial gallons or 42 U.S. gallons.

BCF                           One billion cubic feet.

BO                            Barrels of oil.

BOE                           Barrels of oil equivalent.

BOPD                          Barrels of oil per day.

BW                            Barrels of water.

BWPD                          Barrels of water per day.

farm-in Acquisition of all or part of the operating rights from the working interest owner to an assignee, by the assumption of all or some of the burden of development to earn an interest in the property. The vendor usually retains an overriding royalty but may retain any type of interest.

farm-out Transfer of all or part of the operating rights from the working interest owner to an assignee, who assumes all or some of the burden of development in return for an interest in the property. The assignor usually retains an overriding royalty but may retain any type of interest.

gross acres The total number of acres in which the Company holds a working interest or the right to earn a working interest.

gross reserves                The total  reserves  estimated to be  economically
                              recoverable.

gross wells                   The total number of wells in which the Company has
                              a working interest.

isopach maps                  Maps  showing  variations  in the  thickness  of a
                              particular sedimentary bed and the interval or spacing between one sedimentary bed and another.
                              liquids Crude oil and natural gas liquids.

MBO                           One thousand barrels of oil.

MCF                           One thousand cubic feet.

MCFE                          One thousand cubic feet equivalent.

md Millidarcies - a term used to measure the relative ease with which oil and gas can flow.

MMBOE                         One million barrels of oil equivalent.

MMCFD                         One million cubic feet per day.

net acres                     The  gross  acres  multiplied  by  the  percentage
                              working interest therein owned or to be owned by the Company.

net reserves                  The Company's lessor royalty,  overriding royalty,
                              and working interest share of reserves from the properties, after deduction of all freehold, and overriding royalties payable to others.

net revenue interest          The  percentage  interest  in which the lessor has
                              the right to receive a specified fractional share of the mineral produced from the property or value thereof.

net wells                     The  gross  wells  multiplied  by  the  percentage
                              working interest therein owned or to be owned by the Company. NGLs Natural gas liquids.

present value                 The present value of estimated future net revenues
                              computed by applying current prices of oil and gas
                              reserves to estimated future  production of proved
                              oil and gas  reserves as of the date of the latest
                              balance sheet  presented,  less  estimated  future
                              expenditures   (based  on  current  costs)  to  be
                              incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions.

proved oil and gas reserves   Proved  oil and  gas  reserves  are the  estimated
                              quantities of crude oil,  natural gas, and natural
                              gas liquids which  geological and engineering data
                              demonstrate   with  reasonable   certainty  to  be
                              recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

                              (i)  Reservoirs  are  considered   proved  if
                                   economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

                                   (A) that portion  delineated  by drilling and
                                       defined   by  gas-   oil   and/or   oil-
                                       water contacts, if any; and

                                   (B) the  immediately  adjoining  portions not
                                       yet  drilled,  but  which  can be
                                       reasonably judged  as  economically
                                       productive  on  the basis of available
                                       geological and engineering data. In the
                                       absence of  information on fluid
                                       contacts, the lowest known structural
                                       occurrence of hydrocarbons controls the
                                       lower proved limit of the reservoir.

                              (ii) Reserves   which   can   be   produced
                                   economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

                              (iii)Estimates  of proved  reserves  do not
                                   include the following:

                                   (A) oil that may become available from known
                                       reservoirs but is classified separately
                                       as "indicated additional reserves",

                                   (B) crude oil, natural gas, and natural gas
                                       liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors,

                                   (C) crude oil, natural gas, and natural gas
                                       liquids, that may occur in undrilled
                                       prospects, and

                                   (D) crude oil, natural gas, and natural gas
                                       liquids, that may be recovered from oil
                                       shales, coal, gilsonite and other such
                                       sources.

proved developed oil          Reserves  that  can be  expected  to be  recovered
and gas reserves              through existing wells with existing equipment and
                              operating methods. Additional oil and gas expected
                              to be obtained  through the  application  of fluid
                              injection or other  improved  recovery  techniques
                              for   supplementing   the   natural   forces   and
                              mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

proved undeveloped reserves   Reserves  that are expected to be  recovered  from
                              new wells on undrilled  acreage,  or from existing
                              wells  where a  relatively  major  expenditure  is
                              required for  recompletion.  Reserves on undrilled
                              acreage shall be limited to those  drilling  units
                              offsetting  productive  units that are  reasonably
                              certain  of  production   when   drilled.   Proved
                              reserves  for other  undrilled  units are  claimed
                              only where it can be  demonstrated  with certainty
                              that there is continuity  of  production  from the
                              existing    productive    formation.    Under   no
                              circumstances are estimates for proved undeveloped reserves attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

proved properties             Properties with proved reserves.

unproved properties           Properties with no proved reserves.

reversionary interest         A portion  of an  economic  interest  that will be
                              returned to its former owner after a predetermined amount of production or income has been produced.

undeveloped acreage           Lands  on  which  there  are no  current  reserves
                              assigned.

water flooding                The  secondary  recovery  method in which water is
                              forced down injection wells laid out in various patterns around the producing wells. The water injected displaces the oil and forces it to the producing wells.

working interest              The  interest  held  by a  company  in an  oil  or
                              natural gas property, which interest normally bears its proportionate share of the costs of exploration, development, and operation as well as any royalties or other production burdens.

workover A major remedial operation on a completed well to restore, maintain, or improve the well's production. Workovers use workover rigs and can take many forms such as acidizing or fracing the well or removal of sand or paraffin buildup. The term workover is also used for deepening an existing well or plugging back to produce from a shallower formation.

                             ANNUAL INFORMATION FORM

                              HILTON PETROLEUM LTD.



1.   INCORPORATION

The Company was incorporated under the laws of the Province of British Columbia on September 7, 1989, as No. 207 Sail View Ventures Ltd. On October 2, 1989, the Company changed its name from No. 207 Sail View Ventures Ltd. to Ingot Properties Ltd. On June 26, 1992, the Company changed its name from Ingot
Properties Ltd. to San Pedro Resources Ltd. On July 15, 1994, the Company changed its name from San Pedro Resources Ltd. to Hilton Petroleum Ltd.

The Company was inactive until November 30, 1994, when it acquired approximately 96.63% of the issued and outstanding shares of Hilton Petroleum, Inc. ("Hilton U.S."). The Company subsequently made additional capital contributions and increased its holdings in Hilton U.S. to 98.70%. During the year ended May 31, 2000, the Company acquired the remaining 1.3% minority interest. Hilton U.S. is now a wholly- owned subsidiary of the Company. Hilton U.S. was incorporated on June 15, 1993 pursuant to the laws of the State of Nevada.

On April 1, 1999, pursuant to an agreement (the "Arrangement Agreement") dated February 5, 1999, the Company completed a merger with Stanford Oil & Gas Ltd. ("Stanford"), a public company with common management. Under the terms of the Arrangement Agreement the Company issued 8,462,140 shares of the Company for 16,078,569 issued shares of Stanford. As a result, Stanford became a wholly-owned subsidiary of the Company. On April 1, 1999 the Company was continued into the Yukon Territory.

The Company's registered office and principal business office of the Company is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7.

Corporate Structure

The following chart sets forth the names of the subsidiaries of the Company, their respective jurisdictions of incorporation and the Company's ownership interests therein as of September 30, 2001. Unless otherwise indicated herein, the term "Company" means collectively the Company and its subsidiaries.

                               Organization Chart

                  ---------------------------------------------
                  |           Hilton Petroleum Ltd.            |
                  |             (Yukon Territory)              |
                  ---------------------------------------------
                                        |
                                        |
                                        |
                  ------------------------------------------
                  |                                         |
                  |                                         |
---------------------------------           ---------------------------------
|     Hilton Petroleum Inc.     |           |     Stanford Oil & Gas Ltd.    |
|           (Nevada)            |           |        (Yukon Territory)       |
|             100%              |           |             100%               |
---------------------------------           ---------------------------------
                                                            |
                                                            |
                                            ---------------------------------
                                            |        STB Energy, Inc.        |
                                            |           (Texas)              |
                                            |            100%                |
                                            ---------------------------------


Subsidiaries

Hilton Petroleum, Inc.

The Company owns 100.0% of the outstanding shares of Hilton Petroleum, Inc. ("Hilton U.S."), a Nevada corporation which was formed on June 15, 1993. Hilton U.S. currently owns interests in oil and gas properties located in California and Mississippi.

Stanford Oil & Gas Ltd.

Pursuant to an arrangement (the "Arrangement") between the Company and Stanford Oil & Gas Ltd., a Yukon Territory company ("Stanford"), the Company acquired all of the issued and outstanding shares of Stanford on April 1, 1999. As a result Stanford became a wholly-owned subsidiary of the Company.

Stanford has one wholly-owned subsidiary, STB Energy Inc. ("STB Energy"), a Texas corporation.

Stanford's Canadian exploration and development activities are conducted by Stanford while its United States activities are conducted through STB Energy. As of September 30, 2001, Stanford does not have any oil and gas interests in Canada and STB Energy's significant oil and gas properties are located in California.


2.   GENERAL DESCRIPTION OF THE BUSINESS

The Company, through Hilton U.S. and STB Energy, is engaged in the business of acquiring leasehold interests in petroleum and natural gas rights, and the exploration for and development, production and sale of petroleum and natural gas in the continental United States.

In November 1994, the Company acquired a property portfolio assembled by Hilton U.S., consisting of interests in significant acreage positions in several different areas located in Adams County, Colorado. As of the date of this Annual Information Form, the Company had abandoned or sold all of these properties.

Through  Hilton U.S.,  the Company  currently  holds,  and continues to acquire,
working   interests  in  oil  and  gas  prospects  located  in  Mississippi  and
California.

As a result of the Arrangement between the Company and Stanford, the Company holds interests in various properties located in the United States. Prior to the Amalgamation, Stanford was involved in the drilling and completion of natural gas wells, principally in Alberta. In July, 1997, Stanford sold all of its oil and gas interests in Alberta. In order to replace these oil and gas production assets, in November, 1997, STB Energy entered into an agreement with Enserch Exploration, Inc. ("Enserch") whereby STB Energy purchased an initial 90% interest in a significant producing asset base located in Texas, Oklahoma, Louisiana and New Mexico (the "Enserch Properties") for the sum of $16,290,000. Effective September 1, 1998, STB Energy acquired the remaining 10% interest in the Enserch Properties for the sum of $2 million. On March 8, 2001, the Company sold the Enserch Properties and other minor petroleum and natural gas interests to Exco Resources Inc. ("Exco"), an arms-length party. The Company continues to actively explore and develop its East Lost Hills, San Joaquin and Regional California properties.

In December, 1998, Stanford participated in the exploration of three prospects in Alberta, Canada. Exploratory drilling on these properties was unsuccessful and the Company has written off all costs related to these properties. There are currently no plans by management to engage in any further oil and gas activities in Canada.


3.   NARRATIVE DESCRIPTION OF THE BUSINESS

The Company is an independent energy company engaged in the business of exploration for and development of oil and natural gas. The Company is a minority interest owner in its petroleum and natural gas interests and is not an operator of any of these prospects.

The Prospects

The Company's prospects are located throughout the United States. Each of the prospects differ in scope and character and consist of working interests in oil and gas leases.

Principal Properties

East Lost Hills Prospect and San Joaquin Joint Venture

Acquisition

In January 1998, STB Energy agreed to acquire a 26.25% capital interest (19.6875% working interest, 15.75% net revenue interest) in various oil and gas leases (the "East Lost Hills Joint Venture") located in Kern County, California for a cash purchase price of $852,855. The agreement required that STB Energy pay 26.25% of the cost on the first well ("capital interest"), even though STB Energy was earning a 19.6875% interest on production from the well ("working interest"). On March 26, 1998, STB Energy agreed to reduce its interest in the East Lost Hills Joint Venture, to a 19.6875% capital interest (14.765625% working interest, 11.8125% net revenue interest) and a proportionate decrease in its purchase price to $639,709. During April, 1998, STB Energy agreed to assign one-third of its remaining interest in the East Lost Hills Joint Venture to each of Hilton U.S. and KOB Energy Inc. ("KOB Energy"). On May 29, 1998, STB Energy completed formal agreements with Hilton U.S. and KOB Energy and completed the assignments, whereby STB Energy, Hilton U.S. and KOB Energy each then held a 6.5625% capital interest (4.921875% working interest,

3.9375% net revenue interest) in the East Lost Hills Joint Venture. The assignment of the interests to Hilton U.S. and KOB Energy were conducted on the same terms as STB Energy's acquisition of the interest. At the time of the transaction, the Company had not completed its Arrangement with Stanford, the parent of STB Energy. KOB Energy is a wholly-owned subsidiary of Kookaburra Resources Ltd. ("Kookaburra"), a public company trading on the Toronto Stock Exchange. Nick DeMare, a director of the Company, is also a director of Kookaburra.

On October 27, 1998, STB Energy and Hilton U.S. each agreed to increase their respective interests in the East Lost Hills Joint Venture to a 7% capital interest (5.25% working interest, 4.2% net revenue interest).

In February 1999, Berkley Petroleum Corp. ("Berkley") agreed to purchase, from Armstrong Resources LLC ("Armstrong") additional interests in various oil and gas prospects (the "San Joaquin Joint Venture") in the San Joaquin Basin. Neither Berkley nor Armstrong are affiliates of the Company, and to the best of the Company's knowledge Berkley and Armstrong are not affiliated with each other. In order to reduce its financial commitments, Berkley allowed other companies to participate with it in the acquisition. On February 25, 1999, Hilton Inc. agreed to acquire, for a purchase price of $3,850,000, an 11% capital interest, of which 4% was reserved for Trimark Resources, Inc. ("Trimark Inc."). On February 26, 1999, the Company entered into an agreement to sell the 4% capital interest (3% working interest) to Trimark Inc. for $1,450,000. Trimark Inc. is a wholly-owned subsidiary of Trimark Oil & Gas Ltd. ("Trimark"), a Canadian public company which has certain directors and officers in common with the Company. The original agreement with Berkley and Armstrong requires that the Company pay 7% of the costs of the first three wells ("capital interest") and 5.25% of the costs on all subsequent wells. The Company's share of net revenues, if any, will be approximately 4.375% ("net revenue interest") in the San Joaquin Joint Venture. The Company's agreement with Trimark Inc. was on identical terms as its agreement with Berkley other than a promote fee of $50,000. The Company is obligated to fund its pro-rata share of the exploration costs. Berkley is the operator of the San Joaquin Joint Venture.

As a condition of Berkley's acquisition of the San Joaquin Joint Venture properties, Berkley acquired, on a reversionary basis, Armstrong's 17.5% interest in the East Lost Hills Joint Venture. After a specified level of oil and gas revenue is generated the 17.5% interest will be returned to Armstrong. As part of the Company's acquisition of the 11% interest in the San Joaquin Joint Venture, the Company acquired an initial 1.925% (11% of 17.5%) reversionary working interest in the East Lost Hills Joint Venture. As noted above, 4% of the interest in the San Joaquin Joint Venture was acquired by Trimark. Accordingly, 0.7% (4% of 17.5%) of the 1.925% reversionary interest in the East Lost Hills Joint Venture was also acquired by Trimark.

On March 8, 1999, the Company entered into an agreement to sell to Trimark Inc. a 1% working interest in the East Lost Hills Joint Venture for the sum of $2,000,000 and Trimark Inc. sold its 0.7% reversionary interest in the East Lost Hills Joint Venture to the Company for the sum of $700,000. The $700,000 payable on the purchase was netted against the $2,000,000 receivable from Trimark Inc. Of the remaining $1,300,000 receivable, $600,000 was received in cash and $700,000 was paid by the issuance of 1,160,000 of Trimark's common shares at a deemed price of CDN$0.90 per share. The Company is also obligated to pay its proportionate share of all on-going exploration activities.

On June 15, 1999, Hilton U.S. entered into an agreement with Berkley and acquired a further net 4% capital interest (2.25% working interest) in the San Joaquin Joint Venture for $1,400,000. In order to finance this acquisition, the Company sold a 2.25% working interest in the San Joaquin Joint Venture to the Hilton Petroleum Greater San Joaquin Basin LLC ("Hilton LLC"), a Colorado limited liability company, the investors of which are arms-length to the Company. Hilton LLC was required to pay 4% of the costs to drill the initial wells on each of the initial three prospects in the San Joaquin Joint Venture, as discussed below.

The Company was the manager and operator of Hilton LLC. Hilton LLC members were required to fund their pro-rata share of all the capital requirements of Hilton LLC. In the event that a member failed to pay its additional cash call capital contributions within a specified time period that defaulting member's interest in Hilton LLC would revert to the Company. If the default occured within 24 months of the initial capital contribution, the member would, no sooner than 12 months if the default occurs before 12 months, receive common shares of the Company, at the then prevailing prices, for the member's investment cost. If such failure occured after 24 months then the Company would fund the capital contribution of the defaulting member and retain that member's share of cash flow until 300% of the defaulted cash call was repaid to the Company. During the Company's fiscal year ended May 31, 2001, the members of Hilton LLC did not fund their capital requirements and the Company issued 1,558,730 common shares in settlement of $1,966,740 outstanding.

As part of the acquisition of the 4% capital interest which was subsequently sold to Hilton LLC, the Company also acquired, as part of the $1,400,000 purchase price, an additional 0.7% (4% of 17.5%) reversionary interest in the East Lost Hills Joint Venture, which was valued at approximately $700,000 of the $1,400,000 purchase price. The 0.7% reversionary interest was not sold to Hilton LLC with the 4% capital interest.

The Company's working interests in the East Lost Hills and Greater San Joaquin Joint Ventures can be summarized as follows:


                                                                   Held by          Held by
                                                   Total         STB Energy       Hilton U.S.

East Lost Hills Joint Venture
              Non Reversionary                     9.500%            5.250%           4.250%
              Reversionary                         2.625%            -                2.625%
                                                  -------        ----------        --------
                                                  12.125%            5.250%           6.875%
                                                  =======        ==========        ========

San Joaquin Joint Venture                          8.250%            -                8.250%
                                                  =======        ==========        =========


The Company's share of net revenues is approximately 9.1% in the East Lost Hills Joint Venture. Berkley is the operator of the East Lost Hills Joint Venture.

The Company's share of net revenues, if any, will be approximately 6.1875% in the San Joaquin Joint Venture. Berkley is the operator of the San Joaquin Joint Venture.

Location

The East Lost Hills Joint Venture and the San Joaquin Joint Venture are both situated in the San Joaquin Basin, approximately 45 miles northwest of Bakersfield, California.

Property Description

The San Joaquin Basin has proved to be one of the most productive hydrocarbon producing basins in the continental United States. To date, the approximately 14,000 square mile basin has produced in excess of 13 mmboe, and contains 25 fields classified as giant, with cumulative production of more than 100 mmboe.

The San Joaquin Basin contains six of the 25 largest oil fields in the U.S.A. and produces more than 75% of California's oil and gas production.

The Lost Hills Field is an anticlinal structure formed by what appears to be a combination of compressional forces from the west, as well as right-lateral motion associated with movement of the San Andreas fault system. The Monterey and Temblor formations are broken by a high angle thrust fault on the west side of the structure. The East Lost Hills Joint Venture lies in the footwall side of this thrust fault, directly east of and structurally below the existing Lost Hills field. To date, the Lost Hills Field has produced over 115 mbo and 120 bcf of gas from Pleistocene, Pliocene and Miocene-age sands buried at depths of between 2,000 to 6,000 feet.

The geological objectives at the East Lost Hills Joint Venture are stacked sands (layers of sand stacked one over the other) within the Temblor Group which are buried between 16,500 to 19,000 feet. The uppermost sand encountered by drilling in the Temblor Group is called the Temblor Sand. Other sands which lie below this interval have various local names, and vary in thickness and lateral distribution from well to well. The Temblor sands lie beneath the Miocene-age Monterey shale, which is a proven source rock, as well as an excellent vertical reservoir seal. Two dimensional ("2-D") seismic data reveals the presence of a fault-bounded structural high at Temblor level situated southeast of a well drilled by Shell and Arco (Shell-Arco #1-23-22, T25S, R20, section 22). An interpretation made by Armstrong suggests that this well did not penetrate the Temblor sands, but reached total depth while still drilling in steeply dipping Monterey shales in the hanging wall of the Lost Hills thrust block.

Exploration

        East Lost Hills Joint Venture Work Program

The East Lost Hills Joint Venture holds an interest in a significant number of leases totalling in excess of 32,000 acres. In order to maintain these leases the East Lost Hills Joint Venture has committed to drill certain lands.

The initial test well, the Bellevue #1-17, commenced drilling in May 1998, and was designed to test prospective Miocene sandstone reservoirs in the Temblor formation at depths to an anticipated 18,500 feet. On November 23, 1998, while drilling at 17,640 feet, the well blew out and ignited. An expert well control team was engaged to contain the fire.

A relief well, the Bellevue #1R-ST-3, was commenced on December 18, 1998, in order to "kill" the flow of water and hydrocarbons flowing out of the Bellevue #1-17 well. On May 29, 1999, the kill operation was successfully completed. After the successful kill operation, the Bellevue #1R-ST-3 relief well continued with drilling towards a bottom hole location approximately 800 feet away from the bottom hole location of the Bellevue #1-17 well. On August 24, 1999, the operator announced that the well would be completed, having reached a total depth of 17,428 feet, approximately 180 feet into the Temblor formation. Between October 1, 1999, and October 22, 1999, the Bellevue #1R-ST-3 well was prepared for a completion test. On October 23, 1999, the completion test was implemented by perforating the casing and establishing communication with the pay zones so that gas could flow from the pay zones into the casing. Initial results were positive and the well flowed gas, albeit at restricted rates. The gas flowed, but only for a short period of time as the flow was cut off when the perforations were plugged off. In an attempt to re-establish communication, larger perforations were made but this too was unsuccessful and the well bore was plugged with formation sand, shale, and perforating debris. The well bore was cleaned up and in December 1999 was production tested and flowed gas at rates ranging between 1.3 and 5.0 mmcfpd. Condensate and water was obtained during the test. Pressure build-up analysis indicated that only the uppermost sand unit encountered in the Bellevue #1R-ST-3 well was contributing to the flow. The operator had considered either a re-drill or re-entry of this well bore. Management believes minimal maintenance costs will be incurred until the decision to re-drill or re-enter the well bore is made.

On August 26, 1999, drilling began on the ELH #1 well, approximately two miles northwest of the #1-17R well. On April 12, 2000, this well had drilled to a total depth of 19,724 feet. Production testing began on May 28, 2000 and, based on the results of the production testing and other analysis, a natural gas discovery was determined at the East Lost Hills field. After completion of production facilities and a connection pipeline, this well commenced first production on February 6, 2001. The ELH #1 well is currently producing from a zone in the lower portion of the Temblor formation. Production from the ELH #1 well has been constrained during the quarter due to downstream factors, including processing, marketing, water disposal and periodic power outages due to California's ongoing energy shortage. The Company expects this periodic production curtailment to continue until a disposal well is drilled. The operator is currently permitting the drilling of a disposal well and anticipates drilling of the well in the beginning of 2002.

The ELH #2 well, located approximately 1.5 miles northwest of the ELH #1 well, was drilled and cased to a total depth of 18,011 feet. Initial production testing, in early March, of the upper Temblor interval in the well resulted in limited wellbore influx of hydrocarbons (approximate flow rate of 3mmcf/d), higher than expected fluid content, and poorer than expected pressure response. Many of the initial production test results on the well have been influenced by mechanical difficulties associated with drill pipe that was inadvertently cemented across the testing interval. The ELH #2 well is currently shut-in awaiting pipeline connection. No definitive date for completion of this work program has been provided by the operator.

The ELH #3R west flank exploration well was drilled to a total measured depth of 21,769 feet to test the Temblor interval in a separate, seismically defined structure from the productive East Lost Hills structure. Due to steep dips encountered in the lower portion of the well, it was determined that the underlying secondary objective, the Point of Rocks formation, could not be reached in the existing wellbore. The well was plugged back to 19,370 feet measured depth for testing of the lower Temblor. Multiple zones in the lower Temblor section were perforated and tested in the well. Communication was established with the formation during testing and no hydrocarbons were recovered. The well has been suspended pending analysis of new seismic data and additional offset well information.

The ELH #4 well commenced drilling on November 26, 2000 and reached total depth of 20,800 feet on August 7, 2001. First of all it is important to understand that one objective in drilling the ELH #4 well was to achieve production rates substantially higher than those in the ELH #1 well. At this time the Company is neither encouraged nor discouraged with the ELH #4 well, as the well has not been tested and there are no results on the deliverability from this well bore. By way of background the ELH #4 well was drilled to a depth of 20,800 feet. The wire-line logs indicate the reservoir quality of the sand packages in ELH #4 to be very similar to those in ELH #1. In the ELH #1 well, there was an area of lost circulation that did not occur on ELH #4. It should be noted that when drilling ELH #1 substantially higher mud weights were used and this could account for some or all of the problems of lost circulation at ELH #1. In drilling the ELH #4 the well was cored in two different intervals with both 4" and 3" diameter core. Substantial time and money was spent on obtaining these core samples and detailed analysis of these samples has only recently been completed. In addition work is also ongoing in analyzing the results of the 3-D seismic shoot, which covers the entire East Lost Hills area. A decision was made to temporarily suspend the well in order to consider the results of core samples and seismic date. State and Federal regulations require that when a well is temporarily suspended all potential production zones must be sealed with cement plugs set above the zones. During the plugging operations on August 26, 2001, the ELH #4 well started to flow and it became necessary to flare off the gas and handle the produced condensate during the well control operations.

A decision has been recently made to side-track the ELH #4 well to position it over the top of the structure. This work program is expected to take approximately 100 days. The cores from the ELH #4 well provided important data on the fracturing of the reservoir.

The ELH #9 well commenced drilling in early August 2001, at a location approximately 2 miles southeast of the ELH #4 well. This well is projected to drill approximately 21,000 feet and is designed to test the continuation of the East Lost Hills structure in the south easterly direction. The ELH #9 well was at 14,400 feet on October 15, 2001.

During the first half of calendar 2001, the participants at East Lost Hills participated in the acquisition of approximately 165 square miles of 3D seismic data over the East Lost Hills structure and surrounding acreage. The data acquisition has been completed and the seismic data is currently being processed. Upon final interpretation of the data, the participants expect to be able to more accurately map the East Lost Hills structure and will use the data for selection of potential delineation and development well locations.

San Joaquin Joint Venture Work Program

With respect to the San Joaquin Joint Venture, the operator commenced drilling the initial exploratory well on the first of the three initial prospects, Cal Canal, in June 1999. The Cal Canal well penetrated 1,230 feet of the Temblor formation with 775 feet of net sand and was drilled to a total depth of 18,100 feet. The well completion commenced on January 20, 2000. Non-commercial hydrocarbon flow rates were obtained from the initial perforated 10 foot zone. Several additional zones remain to be tested. The partners in the San Joaquin Joint Venture have decided to defer further completion or deepening of the existing well bore until information regarding reservoir quality and performance is obtained from on-going drilling efforts in the San Joaquin Basin. The San Joaquin Joint Venture has until February 28, 2002, unless extended, to further deepen the Cal Canal well, or the leases will terminate.

The participants in this joint venture, on the recommendations of the operator, Anadarko, have determined that the Lucky Dog Prospect will not be drilled and accordingly, the joint venture has relinquished its interest in this prospect.

Drilling of the Pyramid Hills Prospect (formerly Pyramid Power) is expected to commence on or about December 15, 2001.

Mississippi Prospects

The Company holds an undivided 25% working interest (19% - 19.5425% net revenue interests) in four oil and gas prospects known as the Smithtown, Hershey, Marble Creek and Piave Prospects under approximately 10,454 gross acres (2,614 net acres) located in Greene County, Mississippi.

The Mississippi Prospects are located in the interior Salt Basin which is part of the northeastern rim of the Gulf of Mexico. The Company has agreed to farmout its interest if the operator is able to commence drilling on the Mississippi Prospects by February 12, 2002 under the terms of the proposed farmout the Company has agreed to farmout all of its working interest in return for a 0.25% overriding royalty interest convertible to a 3.75% working interest after payout of initial test well. As of the date of this Annual Information Form, drilling on the Mississippi Prospects had not commenced.

Regional California

The Company participated in a regional exploration program in the San Joaquin Basin of California and to date a number of prospects have been drill tested. The prospects have much shallower target horizons and the costs to drill are substantially less than the East Lost Hills prospects. The Company has approximately a 23% working interest in the prospects tested.

During fiscal 2001 and to date, exploratory test wells have been drilled on the Mica, Sequoia, Parsley, Merlot and Basil Prospects. No hydrocarbon bearing sands were encountered on test wells on the Sequoia, Parsley and Merlot Prospects. These wells were plugged and abandoned.

The Mica Prospect is located on the west side of the southern San Joaquin Basin. This project is believed to be a stratigraphic trap based on seismic and well control. An initial test well, the Mica 1-17, commenced drilling in late March 2001. On April 24, 2001, the Mica 1-17 was logged at a drill depth of 7,881 feet. It was determined that the well was outside the channel limits and was suspended for possible future sidetracking. The operator has proposed a new location to drill the Mica 2-19 well and the Company is assessing whether to participate or farm-out its interest in this prospect.

The Basil Prospect is located in the southern portion of the Sacramento Basin. This prospect is believed to be a structural fault trap documented with seismic and well data. This well must be drilled directional under a body of water from a land based position. The targets are believed to be at 4,500 feet but the well must be drilled 6,000 feet laterally to the target. The initial test well on the Basil Prospect commenced drilling on July 25, 2001 and was completed on August 28, 2001 at a depth of 7,829 feet. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun #25 well was directionally drilled to a measured depth of 7,829 feet to test the Suisun and Domengine Sands for natural gas. At 5,550 feet the well encountered the trapping fault with a 440 unit gas spike supporting the sealing ability of the fault. The Suisun Sands were encountered at 6,545 feet - 132 feet high to prognosis. The first sands coming in high supports throw on the fault to be greater than expected. Once the sands were encountered the background gas increased by nearly 200 units (1 unit = 50 ppm Methane). Throughout the Suisun Sands the background gas remained between 100 and 200 units with several connection gas readings in excess of 300 units. The Domengine Sands were encountered at a measured depth of 7,120 feet - 162 feet high to prognosis. In the lower Domengine Sands, background gas readings remained in excess of 500 units. When pulling out of the hole the drill pipe became stuck at approximately 2,300 feet and after three days of recovery efforts the pipe, below 3,216 feet remained stuck. It was therefore determined to temporarily suspend the well.

All indications on the mud log imply a discovery and it is intended to sidetrack this well from the same surface location using the existing casing down to 2,186 feet. The side-track will parallel the original hole to the same total depth of 7,829 feet. Due to environmental regulations the side-track cannot commence until a new permit has been obtained.

Others

In September 2000, the Company participated in the drilling of the Gus Landry well on the West Simon Prospect, situated in Jefferson Davis Parish, Louisiana. The well commenced production on September 25, 2000 and was shut-in on May 8, 2001 due to the increase in water production. The Gus Landry well has now been plugged and abandoned and the leases dropped. The Gus Landry well had produced approximately 102,400 MCF's gas. The Company held a 24% working interest (15.9% net revenue interest).

On March 8, 2001, the Company completed the sale of its Enserch Properties and its interest in the Big Springs Unit. The Enserch Properties consisted of a portfolio of oil and gas leases comprising approximately 50,304 acres (33,975 net acres) of developed acreage and 19,786 gross acres (12,606 net acres) of undeveloped acreage located in Louisiana, New Mexico, Oklahoma and Texas. The Big Springs Unit, located in Deuel County, Nebraska, consisted of 13 wells (3.25 net wells) and was a minor holding of the Company.

The Company also holds relatively minor interests in other oil and gas leaseholds, known as the East Blossom Project (San Joaquin County, California), and South Haskell Field (Haskell County, Texas).

Oil and Gas Reserves

The following table sets forth information regarding estimated oil and gas reserve quantities, reserve value and discounted future net revenues as determined through independent engineering evaluations completed by Petrotech Engineering Ltd. ("Petrotech"), an independent petroleum consulting firm. Their report was prepared effective May 31, 2001 and dated August 17, 2001.

There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve information represents estimates only and should not be construed as being exact:


                                                                                                         Present Value
                                                                                                         of Estimated
                                                                                                          Future Net
                                                                                        Estimated       Revenues Before
                                                                           Gas         Future Net       Income Taxes -
                                            Gas            Oil         Equivalent     Revenues (2)     Discounted at 10%
                                          (MMCF)          (MBO)        (MMCFE)(1)        ($000)             ($000)
                                        --------           ---         --------        --------           -----------

Proved producing reserves (3)            3,474.2           112          4,146.2        37,220.3             18,291.3
Proved non-producing reserves (4)        1,680.5            63          2,058.5        18,123.0              9,179.1
                                        --------           ---         --------        --------             --------
Total proved reserves (5)                5,154.7           175          6,204.7        55,343.3             27,470.4
                                         =======           ===          =======        ========             ========


(1) Oil production is converted to MCFE at the rate of six MCF of natural gas per barrel of oil. Liquids are converted to MCFE at the rate of seven gallons of liquids per MCF of natural gas. These conversions are based upon the approximate energy content of natural gas, liquids and oil.

(2) Estimated future net revenue represents estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date of the estimates. The amounts shown do not give effect to non-property related expenses, such as general and administrative expenses, debt service and future income tax expense or depreciation, depletion and amortization.

(3) Proved producing reserves are proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments.

(4) Proved non-producing reserves are proved reserves that are not currently producing either due to lack of facilities and/or markets.

(5) Proved reserves are those reserves which are estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

Acreage

The following table sets forth as of September 30, 2001, the gross and net acres of developed and undeveloped oil and gas acreage that the Company holds. Additionally, the data set forth below are based on the Company's before payout working interests. In certain cases, the Company has a greater after payout working interest. In certain other cases, the Company has only an after payout working interest. As such, the amount of gross and net, developed and undeveloped acreage will increase when and if certain wells pay out.

                                  Developed                     Undeveloped
                             ----------------------       ---------------------
                              Gross           Net          Gross          Net
State                         Acres          Acres         Acres         Acres
-----                        -------        -------       ------        ------

California                    640.0           77.6       55,107.2       6,014.8
                              =====           ====       ========       =======

Productive Oil and Gas Wells

The following table sets forth certain information regarding the Company's ownership as of September 30, 2001 of productive oil and gas wells, operated and non-operated, in the areas indicated. Additionally, the data set forth below are based on the Company's before payout working interest. In some cases the Company has a greater working interest after payout. In certain other cases the Company has only an after payout working interest. As such, the number of gross and net wells will increase when and if certain wells pay out.


                                                    Gross               Net
State                                               Wells              Wells
------                                              -----             ------

California                                            1                0.12

Volumes, Prices and Production Costs

The following table sets forth certain information regarding the production volumes, average prices received and average production costs associated with the Company's sale of oil and gas for the periods.

                                                                 Year Ended
                                                     -----------------------------------
                                                      May 31, 2001        May 31, 2000

Net production:
   Oil (Barrels)                                          39,182              57,586
   Gas (MCF)                                             925,635           1,112,734
   Natural Gas Liquids (Gallons)                       1,039,099           1,294,115
   MCF equivalent                                      1,309,172           1,643,124
Average sales price:
   Oil (per Barrel)                                       $29.47              $22.89
   Gas (per MCF)                                           $6.09               $2.60
   NGL (per Gallon)                                        $0.60               $0.42
Average petroleum and natural gas sales per MCFE           $5.66               $2.89
   Average production costs per MCFE                       $1.45               $1.41



                                       11

Employees

The Company's business is administered principally from its head office in Bakersfield, California, United States. The Company maintains its corporate office in Vancouver, British Columbia, Canada.

The Company has retained Chase Management Ltd. ("Chase") to provide management, financial, accounting and administrative services. Chase employs six full-time employees and is a private company wholly-owned by Nick DeMare, a director of the Company.

The Company maintains its head office with a staff of two full-time employees, a geologist and a secretary, in Bakersfield, California. The Company also retains consultants to handle specific projects on a case by case basis.

Risk Factors

The Company has primarily relied on the sale of its equity capital and disposition of petroleum interests to fund the acquisition, exploration and development of its petroleum properties. It has no assurance that additional funding will be available to it for exploration and development of its projects or to fulfil its obligations under any applicable agreements. There can be no assurance that the Company will be able to generate sufficient operating cash flow or obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to generate additional operating cash flow or obtain additional financing could result in substantial dilution of the Company's petroleum interests, or delay or indefinite postponement of further exploration and development of its projects with the possible loss of such properties.

As of the date of the Annual Information Form, the Company has initiated a number of alternatives to provide funding for its commitments.

Uninsurable Risks

Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons. The Company and its subsidiaries intend to engage in participating in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells which are drilled offsetting established production. The Company and its subsidiaries may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which it cannot insure or against which it may elect not to insure. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

As of September 30, 2001, the Company is not the operator of any of its petroleum and natural gas interests.

No Assurance of Titles

It is the practice of the Company in acquiring oil and gas leases or undivided interests in oil and gas leases not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, the Company will rely upon the judgment of oil and gas lease brokers or landsmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This practice is widely followed in the oil and gas industry. Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well; however, neither the Company nor the person or company acting as operator of the well will obtain counsel to examine title to such spacing unit until the well is about to go into production. It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. It does happen, from time to time, that the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases is generally lost. To date the Company has not lost title to any of its oil and gas leases, nor is it aware that any of its currently held properties is subject to being lost as a result of faulty titles.

Environmental Regulations

In general, the exploration and production activities of the Company are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Compliance with these laws and regulations has not had a material effect on the Company's operations or financial condition to date. Specifically, the Company is subject to legislation regarding emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. However, such laws and regulations are frequently changed and the Company is unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect the Company any differently or to any greater or lesser extent than other companies in the industry.

The Company believes that its operations comply, in all material respects, with all applicable environmental regulations.

Governmental Regulations

Oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and, consequently, affects its profitability. There is no assurance that laws and regulations enacted in the future will not adversely affect the oil and gas industry. However, since these regulations generally apply to all oil and gas producers, management of the Company believes that these regulations should not put the Company at a material disadvantage to other oil and gas producers.

Most states in which the Company and its subsidiaries own and operate properties have statutes, rules and regulations governing conservation matters including the unitization or pooling of oil and gas properties, establishment of maximum rates of production from oil and gas wells and the spacing of such wells.

Oil and gas mineral rights may be held by individuals or corporations and, in certain circumstances, by governments having jurisdiction over the area in which such mineral rights are located. As a general rule, parties holding such mineral rights grant licenses or leases to third parties to facilitate the exploration and development of these mineral rights. The terms of the leases and licenses are generally established to require timely development. Notwithstanding the ownership of mineral rights, the government of the jurisdiction in which mineral rights are located generally retains authority over the manner of development of those rights.

In addition to royalties paid to freehold owners, each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and natural gas liquids within their respective jurisdictions. For the most part, state production taxes are applied as a percentage of production or sales. Payment of these taxes are in the normal course of operations in the oil and gas industry and should not have a material impact on the Company's financial condition.

Natural Gas and Oil Prices

In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. The price of natural gas has also exhibited market demand fluctuations.

The Company's financial results can be significantly affected by prices received from production of oil and gas as commodity prices fluctuate widely in response to changing market forces. Specifically, a decrease in the price of oil or gas may reduce the revenue the Company receives from its oil and gas operations and/or may increase the Company's impairment or depletion expenses for a given period. In addition, a decrease in price may cause a decrease in the present value of the Company's estimated oil and gas reserves. Conversely, an increase in the price of oil or gas may increase the revenue received from the Company's oil and gas operations and/or may decrease the Company's impairment or depletion expenses for a given period. An increase in price may also cause an increase in the present value of the Company's estimated oil and gas reserves.

Derivative instruments are commonly used by oil and gas producers to limit exposure to fluctuations experienced in the price of natural gas and crude oil. From time to time the Company may utilize derivative instruments to pledge its petroleum and natural gas production. As at September 30, 2001, no derivative instruments are in place.

Competition

The oil and gas industry is intensely competitive and the Company competes with other companies which have greater resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects, and to define, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. The Company's ability to acquire additional properties and to discover reserves in the future will be dependent upon its ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers. There is no assurance that the Company will be able to effectively compete against such companies.

Risks Associated With Management of Growth

Because of its small size, the Company desires to grow rapidly in order to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur, it will place a significant strain on the Company's financial, technical, operational and administrative resources. As the Company expands its activities and increases the number of projects it is evaluating or in which it is participating, there will be additional demands on the Company's financial, technical and administrative resources. The failure to continue to upgrade the Company's technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of geoscientists and engineers, could have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence upon Key Personnel

The success of the Company's operations and activities is dependent to a significant extent on the efforts and abilities of its management. The loss of services of any of its management could have a material adverse effect on the Company. The Company has not obtained "key man" insurance for any of its management.

Mr. Busby is the Chief Executive Officer of the Company. The loss of the services of Mr. Busby may adversely affect the business and prospects of the Company. Mr. Busby's services are provided through DWB Management Ltd. ("DWB").

Adequate Labor

Corporate accounting, management and administration are provided, in part, by Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, a director of the Company. In addition, as of the date of this Annual Information Form, Hilton Inc. employed a total of two full-time employees at the regional office in Bakersfield, California. In the event the Company needs to employ additional personnel, it will need to recruit qualified personnel to staff its operations. The Company believes that such personnel currently are available at reasonable salaries and wages in the geographic areas in which the Company and its subsidiaries operate. There can be no assurance, however, that such personnel will be available in the future. In addition, it cannot be predicted whether the labor staffing at any of the Company's projects will be unionized, which may result in potentially higher operating costs.

Dividend Risks

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future. Any decision to pay dividends on its common shares in the future will be made by the board of directors on the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Price Fluctuations:  Share Price Volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior resource exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a low of CDN $0.25 to a high of CDN $3.35 during the 12-month period ending September 30, 2001. The Company's share price closed at CDN $0.29 per share on September 30, 2001. There can be no assurance that these price fluctuations will not continue to occur.

Currency Fluctuations

For accounting purposes, the U.S. dollar is used as the Company's functional currency. To date, all equity financing and certain debt financing conducted by the Company have been conducted in Canadian dollars. In addition, the Company maintains its head office in Vancouver, Canada, and will maintain certain of its cash holdings in Canadian dollars. Recently the Canadian dollar has experienced a devaluation against the United States dollar. Gains and losses resulting from the fluctuation of foreign exchange rates have been included in the determination of income. Continued devaluation of the Canadian dollar may have a material and adverse effect on the Company's ability to conduct financings in the future.

Conflicts of Interest

Certain of the directors also serve as directors of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms relating to the extent of such participation. In the event that such a conflict of interest arises at a meeting of the board of directors, a director who has such a conflict will disclose the nature and extent of his interest to the board of directors and abstain from voting for or against the approval of such a participation or such terms.

In accordance with the laws of the Yukon Territory, the directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.


4.   SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set out below and certain of the comments which follow are based on and derived from the consolidated financial statements of the Company to May 31, 2001. All dollar amounts are expressed in United States dollars unless otherwise indicated. Reference should also be made to the discussion under the heading "Risk Factors".


                                                                     Year Ended May 31,
                                              ------------------------------------------------------------------
                                                               ($ in 000, except per share data)
                                                2001           2000            1999           1998            1997
                                                ----           ----            ----           ----            ----

Revenues                                        $5,229         $4,574          $3,774         $2,945         $2,668
Earnings (Loss) Before
     Non-Controlling Interest                  $(1,519)       $(2,240)        $(4,450)       $(2,934)          $538
(Loss) for the Year                            $(1,519)       $(2,240)        $(4,450)       $(2,924)          $538
Loss per Share                                  $(0.05)        $(0.09)         $(0.28)        $(0.22)         $0.05
Weighted Average Number of Shares               31,702         23,984          16,110         13,201         10,845



                                                                           Year Ended May 31,
                                              ---------------------------------------------------------------------

Dividends per Share                              $0.00          $0.00           $0.00          $0.00          $0.00
Working Capital (Deficiency)                    $1,787       $(12,670)         $4,047        $(3,047)        $1,349
Resource Assets                                $29,721        $35,052         $25,568        $22,268        $10,748
Investment                                        $807         $1,705              $0             $0             $0
Other Assets                                      $202           $272            $310         $2,811            $39
Non-current Obligations                         $3,482         $2,965         $16,256        $13,501         $1,754
Non-Controlling Interest                            $0             $0             $23            $23            $34
Shareholders' Equity                           $29,035        $21,394         $13,646         $8,507        $10,348
Total Assets                                   $36,055        $42,083         $33,637        $26,506        $12,773



There are no restrictions that could prevent the Company from paying dividends on its common shares. To date the Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares as it anticipates all available funds will be invested to finance the growth of its business.


5.   MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion of the results of operations of the Company for the fiscal years ended May 31, 2001, 2000 and 1999 should be read in conjunction with the consolidated financial statements of the Company and related notes included therein.

The noon rate of exchange on September 30, 2001, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN $1.5797 (US $0.6330 = CDN $1.00). The effects of inflation and price changes have not had a material impact on the Company's income or net sales revenues during the past three years.

The Company's consolidated financial statements were prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

Overview

The Company is engaged in the business of exploring for and developing oil and gas prospects. Substantially all of the Company's oil and gas exploration activities are conducted jointly with others and the consolidated financial information reflects the Company's proportionate interest in such activities.

The Company follows the full cost method of accounting for petroleum and natural gas operations. Under this method all costs related to the exploration for and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion and depreciation.

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted into equivalent units based upon energy content. Depreciation of the gathering facility is charged to earnings over an estimated useful life of 10 years on a straight-line basis.

In applying the full cost method, the Company performs a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged to earnings.

Results of Operations

        Year Ended May 31, 2001 Compared to Year Ended May 31, 2000

During the year ended May 31, 2001, the Company recorded a loss of $1,518,858 ($0.05 per share) compared to a loss of $2,239,652 ($0.09 per share) for the comparable 2000 period, an improvement of $720,794. Petroleum and natural gas revenues increased by 14%, from $4,573,883 during 2000 to $5,228,674 in 2001. A number of significant transactions occurred during fiscal 2001 which affect the comparability of the Company's performance to fiscal 2000. During fiscal 2001, management of the Company determined to focus its direction towards the exploration, development and production of its East Lost Hills, San Joaquin and Regional California interests. A review of the Company's petroleum interests was initiated and discussions held with potential buyers. On March 8, 2001, the Company completed the sale of substantially all of its non- California petroleum and natural gas interests to Exco Resources Inc. ("Exco"). Throughout fiscal 2000, and until the sale in March 2001, these properties represented substantially all of the Company's producing properties. Production commenced from the ELH#1 on February 6, 2001, and currently represents the only significant producing petroleum and natural gas interest to the Company. The overall increase in revenues during fiscal 2001, has been attributable to strong prices received by the Company for its oil and gas production. Revenue from oil and liquids production decreased 5% to $1,774,758 in 2001 from $1,863,104 in 2000. Production of oil and liquids in 2001 decreased 28% to 383,537 MCFE in 2001 from 530,390 MCFE in 2000. The average price received for oil and liquids in 2001 was $4.63/MCFE compared to $3.51/MCFE in 2000, an increase of 32%. Revenue from natural gas production increased 95% to $5,638,478 in 2001 from $2,895,736 in 2000. Natural gas production decreased 17% to 925,635 MCF in 2001 from 1,112,734 MCF in 2000. The average price received in 2001 was $6.09/MCF, an increase of 134% from $2.60/MCF in 2000. In January 2000, the Company was required by its banker to enter into oil and gas swap contracts to hedge 70,000 MMBTU gas per month, at $2.385 per MMBTU, and 3,000 barrels of oil per month, at $22.51 per barrel. The hedge contracts were closed in February 2001, as part of the sale of the petroleum interests to Exco. These oil and natural gas hedges reduced revenues by $2,184,564 for fiscal 2001 and $184,957 for fiscal 2000.

On an MCFE basis, production costs increased 3%, from $1.41/MCFE in 2000 to $1.45/MCFE in 2001. The depreciation and depletion rate increased 18%, from $0.94/MCFE in 2000 to $1.11/MCFE in 2001.

General and administrative costs increased by $143,386, approximately 12% from $1,149,045 in 2000 to $1,292,431 in 2001. The increase in general and administrative costs in 2001 occurred primarily due to additional costs incurred in opening a new office in Bakersfield.

Interest expense on long-term debt decreased by $305,912, approximately 17% from $1,786,203 in 2000 to $1,480,291 in 2001, reflecting the decrease in long-term debt on the retirement of the balance of the Bank One credit facility.

During fiscal 2001, the Company expended in expenditures on its petroleum interests, which was primarily comprised of: i) $5,286,942 million towards the development of the East Lost Hills Project, mainly in the funding of the completion of the ELH #1 well and the drilling of the ELH #2, #3, #4 and #9 wells; ii) $775,961 for its share of the gas facility at East Lost Hills; iii) $1,570,379 for the acquisition, exploration and development of other oil and gas prospects.

During fiscal 2001, the Company purchased additional shares of Berkley Petroleum Corp. ("Berkley"), at a cost of $175,568 and subsequently disposed of its holdings in Berkley for proceeds of $1,644,291, recognizing a gain of $25,345.

The Company recorded a gain of $212,473 in fiscal 2001 from the sale of petroleum interests to Exco. In addition $811,950 remains in a contractual dispute between the Company and Exco. The parties have agreed to put the disputed amount in escrow and proceed to arbitration. Management of the Company is of the opinion that the arbitration ruling will be in its favour. Settlement of this dispute will be recorded in income in the period of settlement.

During fiscal 2001, the Company reviewed the carrying value of its investment of 2,080,000 common shares of Trimark. A write-down of $956,253 was made to reflect the quoted value of the Trimark shares at May 31, 2001.

         Year Ended May 31, 2000 Compared to Year Ended May 31, 1999

During the year ended May 31, 2000, the Company recorded a loss of $2,239,652 ($0.09 per share) compared to a loss of $4,449,472 ($0.28 per share) for the comparable 1999 period.

Petroleum and natural gas revenues increased by 21%, from $3,773,546 during 1999 to $4,573,883 in 2000. The increase has been directly attributable to strong prices received by the Company for its oil and gas production during the latter part of 1999 and throughout 2000. The increased prices received were partially offset by a decrease in production from the Enserch properties and the loss of production due to the sale of the Company's interests in the Linnebur wells in the Barrel Ranch Prospect in August, 1999.

Revenue from oil and liquids increased 41% to $1,863,104 in 2000 from $1,317,808 in 1999. Production of oil and liquids in 2000 decreased 24% to 530,390 MCFE in 2000 from 696,242 MCFE in 1999. The decrease in production was offset by increased prices received for oil and gas liquids. The average price received in 2000 was $3.51/MCFE compared to $1.89/MCFE in 1999, an increase of 85%.

Revenue from natural gas increased 17% to $2,895,736 in 2000 from $2,455,738 in 1999. Natural gas production decreased 15% to 1,112,734 MCF in 2000 from 1,309,081 MCF in 1999. The average price received in 2000 was $2.60/MCF, an increase of 39% from $1.87/MCF in 1999.

During the year ended May 31, 2001, the Company was required, as a condition of its line of credit with Bank One, to enter into crude oil and natural gas swap contracts for the purpose of protecting its future earnings and cash flow from operations from the volatility of crude oil and natural gas commodity prices. These swap contracts reduced fluctuations in petroleum and natural gas sales by locking in fixed forward prices on a portion of the Company's petroleum and natural gas sales. In January 2000, the Company placed an order to hedge 70,000 MMBTU gas per month, for a period of 18 months at $2.385 per MMBTU, and 3,000 barrels of oil per month for a period of 12 months, at $22.51 per barrel. These oil and natural gas hedges reduced revenues for the year ended May 31, 2000 by $184,957.

On an MCFE basis, production costs increased 30%, from $1.08/MCFE in 1999 to $1.41/MCFE in 2000. The depreciation and depletion rate increased by 18%, from $0.79/MCFE in 1999 to $0.94/MCFE in 2000.

General and administrative costs decreased by $142,112, approximately 12% from $1,149,045 in 2000 to $1,291,157 in 1999. The decrease in general and administrative costs in 2000 occurred primarily due to increased efforts by the Company to reduce its office personnel in its Tulsa office and reduced management and professional fees.

Interest expense on long-term debt decreased by 11%, from $1,996,761 in 1999 to $1,786,203 in 2000 due to the retirement and conversion of convertible debentures during 2000.

Legal and litigation costs decreased 22%, from $302,557 in 1999 to $238,749 in 2000. During 1999, the Company continued to incur significant legal costs in negotiating a settlement with the former president of the Company. Costs incurred in 2000 related primarily with the negotiation of a settlement with Texstar.

During the year ended May 31, 2000, the Company incurred approximately $11.5 million in expenditures on its petroleum interests, which was primarily comprised of: i) 7.7 million in the funding of the drilling and completion costs relating to the control of the Bellevue #1-17 well and the drilling of the Bellevue #1R-ST-3 well and the Berkley East Lost Hills #1 well; ii) $1.2 million for funding of the drilling of the Cal Canal well; iii) $1.4 million for the purchase of additional interests in certain prospects located in the San Joaquin basin; iv) $0.8 million for lease well equipment and intangible drilling, completion and workover costs on the Enserch Properties, and v) $0.4 million for purchase of other oil and gas prospects. The Company also sold several minor properties in its Enserch Property portfolio for approximately $172,000 and, in August, 1999, sold all of its interest in the Barrel Ranch Prospect for $469,000. The sale of these interests were applied against capitalized costs.

During the year ended May 31, 2000, the Company acquired 1,960,000 common shares of Trimark at a recorded amount of $1,704,888. The Company received an initial 1,160,000 shares as partial consideration on the sale of a 1% working interest in the East Lost Hills Joint Venture, at a deemed value of $700,000. The Company purchased the remaining 800,000 shares of Trimark for $1,004,888 (CDN $1,480,000). As at May 31, 2000, the Company's holdings in Trimark represent approximately 13.2% of Trimark's issued common stock, and has been recorded as long-term investments. During fiscal 2000, the Company also purchased an additional 161,400 shares of Berkley at a cost of $1,281,633. During this period, the Company also sold 81,900 shares of Berkley for proceeds of $682,572, recognizing a gain of $172,516.

Liquidity and Capital Resources

With the ongoing developments at East Lost Hills and the requirements of senior management resources, the Company has determined to focus its personnel and financial resources towards the development of its interests in the San Joaquin Basin and regional area of California. On March 8, 2001, the Company


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



successfully completed the sale of the majority of its properties located outside of California to Exco. The Company realized net proceeds of $13,507,158, after considering all closing adjustments and costs to close out the hedging contracts relating to the sold properties, of which $12,695,208 was received and the remaining $811,950, which is subject to a contractual dispute between the Company and Exco, has been placed in escrow pending arbitration. From the proceeds, the Company utilized $10,691,159 to retire the principal balance and accrued interest on the Bank One credit facility and $487,574 to repay other borrowings.

Prior to the commencement of production in February 2001 from the ELH #1 well, production from the properties sold to Exco represented substantially all of the Company's petroleum and natural gas sales. As additional wells are drilled at the East Lost Hills Joint Venture and, if successful, brought on production, the Company anticipates that revenues will increase substantially from operations at the East Lost Hills Joint Venture. It is not anticipated that operations will be self sustaining in the next 12 months. Future development of the Company's business will require additional, and substantial, capital expenditures. Depending upon the continuing results at East Lost Hills and the deep Temblor exploration program and at the Regional California programs, the Company will need to raise additional funds to cover capital expenditures. The disappointing pace of development at the San Joaquin Basin, the current low petroleum and natural gas prices and current economic climate has resulted in very low stock prices for the Company, making it very difficult to raise additional funding without substantial dilution. At this stage of its development, the Company is also reviewing other options, which may include the sale of a portion of the Company's interest in the East Lost Hills Prospect. There is no assurance that the Company will be able to raise sufficient funding from cash flow, equity or debt financing, or from sales of interests in its properties to meet its upcoming capital requirements. The Company does not now and does not in the future expect to engage in currency hedging to offset any risk of currency fluctuations.

During the year ended May 31, 2001, the Company raised approximately $6.3 million from the sale of equity and a further $3.2 million from debt financing. The Company also retired $14.9 million of debt. In July 2001, the Company completed a private placement whereby it issued 1,673,000 units, at CDN$1.70 per unit, for proceeds of approximately $1.9 million. The Company also sold 440,000 shares of Trimark for net proceeds of $98,116. The proceeds were advanced to Trimark. As of the date of the Annual Information Form, the Company and Trimark have not finalized the terms of the loan.


6.   MARKET FOR SECURITIES

The Company's Common Shares are listed for trading on the CDNX under the classification of a "advanced company" under the symbol HTP.

The following table set forth the market price ranges and the aggregate volume of trading of the common shares of the Company on the CDNX for the periods indicated:


PERIOD              HIGH (CDN $)      LOW (CDN $)           VOLUME
------              -----------       ----------          ----------

June, 1999              4.25             1.97             11,888,815
July                    2.70             1.65              2,564,226
August                  1.85             1.40                840,425
September               2.30             1.56              1,421,798
October                 1.94             1.51              1,059,034
November                1.70             1.00              2,034,502
December                1.89             1.15              8,426,109



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PERIOD              HIGH (CDN $)      LOW (CDN $)           VOLUME
------              -----------       ----------          ----------

January, 2000           2.27             1.47              2,489,176
February                2.95             1.95              6,063,231
March                   3.35             1.50             12,289,322
April                   1.96             1.46              2,351,969
May                     2.10             1.42              5,802,488
June                    1.71             1.00              2,446,395
July                    1.13             0.72              1,605,068
August                  1.09             0.43              3,026,614
September               0.60             0.25              2,616,526


7.   DIRECTORS AND OFFICERS

The name and municipality of residence, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five preceding years as at the date of this Annual Information Form is as follows:


                                                                                      Period of
      Name, Position and                  Principal Occupation During               Service as a         Number of
  Municipality of  Residence(1)              the Past Five Years(1)               Director/Officer(2)  Shares Held(3)
---------------------------------   ---------------------------------------      ------------------   --------------


DONALD W. BUSBY                     Independent Businessman.  Chairman and              Since          2,106,854(5)
Chairman, CEO & Director            Director of Stanford Oil & Gas Ltd. since       September 8,
(Resident of California, USA)       June, 1990; Owner, CEO DWB Management                1995
                                    Ltd. since June, 1988; Owner, President,
                                    Boone Petroleum Ltd. since August, 1990;
                                    President of Rockies Oil & Gas Inc. since
                                    May, 1993. Since 1980, Mr. Busby has been
                                    involved with public resource companies. He
                                    has worked as an independent financial
                                    consultant and has been the chief executive
                                    officer and major shareholder of oil and gas
                                    companies and a management company.

NEIL B. DARLING                     Bachelor of Arts, Economics; Principal of           Since                nil
Director                            Ramden Resource Management Ltd. from            May 26, 1999
(Resident of Alberta, Canada)       1997 to present, a private company providing
                                    project management for drilling of deep
                                    wells, under balanced horizontal and
                                    re-entry wells; Operations Manager for
                                    Norwest Engineering Limited from 1993 to
                                    1997.

NICK DEMARE                         Chartered Accountant; President, Chase              Since          1,516,407(6)
Director                            Management Ltd. since 1991, a private B.C.       October 2,
(Resident of British Columbia,      company providing administrative and                1989
Canada)                             accounting services to reporting issuers.  Mr.
                                    DeMare holds a Bachelor of Commerce
                                    degree from the University of British
                                    Columbia and is a member of the Institute of
                                    Chartered Accountants of British Columbia.
                                    He has been an independent financial
                                    consultant in the public resource industry
                                    since 1986.  Mr. DeMare is currently a
                                    director and/or officer of  several public
                                    companies.



                                       22




                                                                                      Period of
WILLIAM LEE                         Chartered Accountant; Director and Chief            Since              15,000
Director                            Financial Officer of IMA Exploration Inc.       September 8,
(Resident of British Columbia,      since June 1996.  Director of Brazilian             1995
Canada)                             Goldfields Ltd. since February 1998.  Director
                                    of Stanford Oil & Gas Ltd. since March 1998.
                                    Chief Financial Officer of Wildwood
                                    Interactive Inc., from March 1995 to 1996.
                                    From July 1992 to November 1994 Chief
                                    Financial Officer of Sanctuary Woods
                                    Multimedia Corp.  From September 1989 to
                                    June 1991 Director of Development of
                                    International Buffet Restaurant Inc.

HARVEY LIM                          Chartered Accountant.  Since July 1988,             Since              17,000
Corporate Secretary                 Controller of Chase Management Ltd., a            June 18,
(Resident of British Columbia,      private B.C. company providing                      1997
Canada)                             administrative and accounting services to
                                    reporting issuers. Mr. Lim holds a bachelor of
                                    commerce degree from the University of
                                    British Columbia and is a member in good
                                    standing of the Institute of Chartered
                                    Accountants of British Columbia.  Since 1988
                                    he has been involved as a director and/or
                                    officer of several publicly traded companies.


(1) The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) All directorships expire at the Company's next annual general meeting to be held on November 27, 2001.

(3) The information as to the shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually and is as of September 30, 2001.

(4)  Denotes members of the Audit Committee.

(5)  Includes   1,207,580  shares  held  by  Boone  Petroleum  Ltd.,  a  company wholly-owned by Donald Busby and 899,274 shares held by the Donald W. Busby 1999 Irrevocable Trust.

(6) Includes 504,094 shares held directly by Mr. DeMare, 788,602 shares held by DNG Capital Corp., a company wholly- owned by Nick DeMare, and 198,911 shares and 24,800 shares are held by 888 Capital Corp. and UEV Holdings Ltd., respectively, companies 50% owned by Nick DeMare.

The Company does not currently have an Executive Committee.

As at the date of this Annual Information Form the Company's directors and senior officers, as a group, beneficially hold a total of 3,655,261 Common Shares, directly or indirectly, representing 11.39% of the CoTpany's issued Common Shares.

8.   ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's Common Shares, options to purchase securities and interest of insiders in material transactions will be contained in the Company's information circular to be dated on or about October 15, 2001 for its Annual General Meeting which is scheduled to be held on November 27, 2001. Additional financial information is provided in the Company's comparative financial statements for the year ended May 31, 2001. A copy of this Annual Information Form, the Information Circular and the financial statements (including any interim statements from the past fiscal year) may be obtained upon request from the secretary of the Company. A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.




                                       24

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